UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

COOPER–STANDARD HOLDINGS INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

21676P103
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21676P103	SCHEDULE 13G	Page 2 of 24 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Credit Opportunities Master Fund, Ltd. (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 206,276
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 206,276
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,276
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 21676P103	SCHEDULE 13G	Page 3 of 24 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Credit Alpha Master Fund, L.P. (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 21676P103	SCHEDULE 13G	Page 4 of 24 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA Strategic Credit Master Fund, L.P. (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,708,421
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,708,421
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,708,421
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 21676P103	SCHEDULE 13G	Page 5 of 24 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA Strategic Credit Master Fund IB, L.P. (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 460,031
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 460,031
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,031
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 21676P103	SCHEDULE 13G	Page 6 of 24 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA Strategic Credit GenPar, LLC (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,168,452
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,168,452
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,452
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 21676P103	SCHEDULE 13G	Page 7 of 24 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Advisors GenPar L.P. (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,669,390
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,669,390
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,669,390
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 21676P103	SCHEDULE 13G	Page 8 of 24 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Advisors, L.P. (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,669,390
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,669,390
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,669,390
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 21676P103	SCHEDULE 13G	Page 9 of 24 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Credit Opportunities Management, LLC (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 206,276
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 206,276
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,276
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 21676P103	SCHEDULE 13G	Page 10 of 24 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Credit Alpha Management, LLC (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 21676P103	SCHEDULE 13G	Page 11 of 24 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Credit Alpha Master Fund GenPar, Ltd. (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 21676P103	SCHEDULE 13G	Page 12 of 24 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Advisors MGP, Inc. (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,669,390
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,669,390
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,669,390
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 21676P103	SCHEDULE 13G	Page 13 of 24 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Glenn R. August (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,669,390
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,669,390
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,669,390
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 21676P103	SCHEDULE 13G	Page 14 of 24 Pages

Item 1.	(a)	NAME OF ISSUER Cooper–Standard Holdings Inc. (the “Company”).

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 39550 Orchard Hill Place Drive Novi, Michigan 48375
Item 2.	(a)
NAME OF REPORTING PERSONS

The following are collectively referred to as the “Reporting Persons”:

Oak Hill Credit Opportunities Master Fund, Ltd. (“OHCOF”);
Oak Hill Credit Alpha Master Fund, L.P. and related accounts (“Alpha”);
OHA Strategic Credit Master Fund, L.P. (“SCF”);
OHA Strategic Credit Master Fund IB, L.P. (“SCF IB”);
OHA Strategic Credit GenPar, LLC (“SCF GenPar”);
Oak Hill Advisors GenPar, L.P. (“OHA GenPar”);
Oak Hill Advisors LP (“OHA”);
Oak Hill Credit Opportunities Management, LLC (“OHCOM LLC”);
Oak Hill Credit Alpha Management, LLC  (“OHCAM LLC”);
Oak Hill Credit Alpha Master Fund GenPar, Ltd. (“Alpha GenPar”);
Oak Hill Advisors MGP, Inc. (“OHA MGP”); and
Glenn R. August (“Mr. August”).
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section  13(d)(3) of the Act, although neither the fact of this filing nor anything  contained herein shall be deemed to be an admission by the Reporting  Persons that such a group exists.

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OF EACH REPORTING PERSON 1114 Avenue of the Americas, 27th Floor New York, NY 10036
(c)
CITIZENSHIP

OHCOF – Cayman Islands
Alpha – Cayman Islands
SCF – Cayman Islands
SCF IB – Cayman Islands
SCF GenPar – U.S.
OHA GenPar – U.S.
OHA – U.S.
OHCOM LLC – U.S.
OHCAM LLC – U.S.
Alpha GenPar – Cayman Islands
OHA MGP – U.S.
Mr. August – U.S.

CUSIP No. 21676P103	SCHEDULE 13G	Page 15 of 24 Pages

(d)	TITLE OF CLASS OF SECURITIES Common Stock, $0.001 par value per share (the “Common Stock”)
(e)	CUSIP NUMBER 21676P103

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS: Not applicable.
Item 4.	OWNERSHIP

All ownership percentages set forth herein assume that, as of November 4, 2015, there are 17,432,575 shares of Common Stock outstanding, representing the total number of shares of Common Stock reported in the Quarterly Report of the Issuer filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) for the period ended September 30, 2015.

OHCOF

OHCOF owns 206,276 shares of Common Stock, which represents approximately 1.2% of the issued and outstanding shares of Common Stock.  OHCOF has the power to vote or direct the vote of these shares and the power to dispose or to direct the disposition of the shares.

Alpha

Alpha, together with related accounts, owns 0 shares of Common Stock, which represents 0.0% of the issued and outstanding shares of Common Stock.  Alpha has the power to vote or direct the vote of these shares and the power to dispose or to direct the disposition of these shares.

SCF

SCF owns 1,558,720 shares of Common Stock and 149,701 warrants, for an aggregate of 1,708,421 shares, which represents approximately 9.8% of the issued and outstanding shares of Common Stock.  SCF has the power

CUSIP No. 21676P103	SCHEDULE 13G	Page 16 of 24 Pages

to vote or direct the vote of these shares and the power to dispose or to direct the disposition of these shares.

SCF IB

SCF IB owns 430,197 shares of common stock and 29,834 warrants; for an aggregate of 460,031 shares, which represents approximately 2.6% of the issued and outstanding shares of Common Stock.  SCF IB has the power to vote or direct the vote of these shares and the power to dispose or to direct the disposition of these shares.

SCF GenPar

SCF GenPar is the general partner of SCF and SCF IB.  As the general partner of SCF and SCF IB, SCF GenPar may be deemed to beneficially own the shares of Common Stock owned by SCF and SCF IB.  As the general partner of SCF and SCF IB, SCF GenPar may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by SCF and SCF IB.

OHA GenPar

OHA GenPar is the general partner of OHA.  As the general partner of OHA, OHA GenPar may be deemed to beneficially own the shares of Common Stock beneficially owned by OHA.  As the general partner of OHA, OHA GenPar may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by OHA.

OHA

OHA is an advisor to OHCOF, Alpha, SCF and SCF IB and wholly owns and is the managing member of OHCOM LLC and OHCAM LLC.  As an advisor to OHCOF, Alpha, SCF and SCF IB, OHA may be deemed to beneficially own the shares of Common Stock owned by OHCOF, Alpha, SCF and SCF IB.  As an advisor to OHCOF, Alpha, SCF and SCF IB, OHA may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by OHCOF, Alpha, SCF and SCF IB.

OHA is also an advisor to managed accounts which own, in the aggregate, 248,762 shares of Common Stock and 31,761 warrants; for an aggregate of 280,523 shares, which represents approximately 1.6% of the issued and outstanding shares of Common Stock.  As an advisor to the managed accounts, OHA may be deemed to beneficially own the shares of Common Stock owned by the managed accounts.  As an advisor to the managed accounts, OHA may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by the managed accounts.

OHA may be deemed to beneficially own equity awards made by the Company in respect of board services by persons affiliated with OHA, including 4,408 shares of vested restricted stock and 9,731 shares of Common Stock issuable upon exercise of stock options.  Ownership information in this schedule does not include unvested restricted stock units representing contingent rights to receive 1,285 shares of Common Stock held by persons affiliated with OHA.

CUSIP No. 21676P103	SCHEDULE 13G	Page 17 of 24 Pages

OHCOM LLC

OHCOM LLC is an advisor to OHCOF.  As an advisor to OHCOF, OHCOM LLC may be deemed to beneficially own the shares of Common Stock owned by OHCOF.  As an advisor to OHCOF, OHCOM LLC may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by OHCOF.

OHCAM LLC

OHCAM LLC is an advisor to Alpha.  As an advisor to Alpha, OHCAM LLC may be deemed to beneficially own the shares of Common Stock owned by Alpha.  As an advisor to Alpha, OHCAM LLC may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by Alpha.

Alpha GenPar

Alpha GenPar is the general partner of Alpha.  As the general partner of Alpha, Alpha GenPar may be deemed to beneficially own the shares of Common Stock owned by Alpha.  As the general partner of Alpha, Alpha GenPar may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by Alpha.

OHA MGP
OHA MGP is the managing general partner of OHA GenPar. As the managing general partner of OHA GenPar, OHA MGP may be deemed to beneficially own the shares of Common Stock beneficially owned by OHA GenPar.  As the managing general partner of OHA GenPar, OHA MGP may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Shares beneficially owned by OHA GenPar.

Mr. August

OHCOF, Alpha, SCF, SCF IB, SCF GenPar, OHA GenPar, OHA, OHCOM LLC, OHCAM LLC, Alpha GenPar and OHA MGP are managed or otherwise controlled directly or indirectly by Mr. August.  Mr. August disclaims beneficial ownership of all shares of the Common Stock in excess of his pecuniary interests, if any, and this report shall not be deemed an admission that Mr. August is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.
Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.
Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.
Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.
Item 9.	NOTICE OF DISSOLUTION OF GROUP Not applicable.

CUSIP No. 21676P103	SCHEDULE 13G	Page 18 of 24 Pages

Item 10.	CERTIFICATION Not applicable.

CUSIP No. 21676P103	SCHEDULE 13G	Page 19 of 24 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 12, 2016

OAK HILL CREDIT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OAK HILL CREDIT ALPHA MASTER FUND, L.P.

By:	Oak Hill Credit Alpha Master Fund GenPar, Ltd., its General Partner

	By:	/s/ Glenn R. August
	Name:	Glenn R. August
	Title:	Authorized Signatory

OHA STRATEGIC CREDIT MASTER FUND, L.P.

By:	OHA Strategic Credit GenPar, LLC, its General Partner

	By:	/s/ Glenn R. August
	Name:	Glenn R. August
	Title:	Authorized Signatory

OHA STRATEGIC CREDIT MASTER FUND IB, L.P.

By:	OHA Strategic Credit GenPar, LLC, its General Partner

	By:	/s/ Glenn R. August
	Name:	Glenn R. August
	Title:	Authorized Signatory

CUSIP No. 21676P103	SCHEDULE 13G	Page 20 of 24 Pages

OHA STRATEGIC CREDIT GENPAR, LLC

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OAK HILL ADVISORS GENPAR, L.P.

By:	Oak Hill Advisors MGP, Inc., Managing General Partner

	By:	/s/ Glenn R. August
	Name:	Glenn R. August
	Title:	Authorized Signatory

OAK HILL ADVISORS, L.P.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OAK HILL CREDIT OPPORTUNITIES MANAGEMENT, LLC

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OAK HILL CREDIT ALPHA MANAGEMENT, LLC

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

CUSIP No. 21676P103	SCHEDULE 13G	Page 21 of 24 Pages

OAK HILL CREDIT ALPHA MASTER FUND GENPAR, LTD.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OAK HILL ADVISORS MGP, INC.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

GLENN R. AUGUST

/s/ Glenn R. August
Glenn R. August

CUSIP No. 21676P103	SCHEDULE 13G	Page 22 of 24 Pages

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Cooper-Standard Holdings, Inc.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 12, 2016.

OAK HILL CREDIT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OAK HILL CREDIT ALPHA MASTER FUND, L.P.

By:	Oak Hill Credit Alpha Master Fund GenPar, Ltd., its General Partner

	By:	/s/ Glenn R. August
	Name:	Glenn R. August
	Title:	Authorized Signatory

OHA STRATEGIC CREDIT MASTER FUND, L.P.

By:	OHA Strategic Credit GenPar, LLC, its General Partner

	By:	/s/ Glenn R. August
	Name:	Glenn R. August
	Title:	Authorized Signatory

CUSIP No. 21676P103	SCHEDULE 13G	Page 23 of 24 Pages

OHA STRATEGIC CREDIT MASTER FUND IB, L.P.

By:	OHA Strategic Credit GenPar, LLC, its General Partner

	By:	/s/ Glenn R. August
	Name:	Glenn R. August
	Title:	Authorized Signatory

OHA STRATEGIC CREDIT GENPAR, LLC

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OAK HILL ADVISORS GENPAR, L.P.

By:	Oak Hill Advisors MGP, Inc., Managing General Partner

	By:	/s/ Glenn R. August
	Name:	Glenn R. August
	Title:	Authorized Signatory

OAK HILL ADVISORS, L.P.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OAK HILL CREDIT OPPORTUNITIES MANAGEMENT, LLC

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OAK HILL CREDIT ALPHA MANAGEMENT, LLC

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

CUSIP No. 21676P103	SCHEDULE 13G	Page 24 of 24 Pages

OAK HILL CREDIT ALPHA MASTER FUND GENPAR, LTD.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OAK HILL ADVISORS MGP, INC.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

GLENN R. AUGUST

/s/ Glenn R. August
Glenn R. August